Exhibit 99.2

Shell plc Notice of Annual General Meeting Tuesday May 19, 2026 at 11:00 (UK Time) The Shell plc Annual General Meeting will be a hybrid meeting, held online via the Lumi Global electronic meeting platform and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom This document is important and requires your immediate attention If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Shell plc (the "Company"), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Contents 2 Shell Notice of Annual General Meeting 2026 3 Chair's Letter 4 Notice of Annual General Meeting 6 Shareholder Resolution and Supporting Statement – Resolution 23 7 Directors' response to Shareholder Resolution 23 8 Explanatory notes on resolutions 11 Directors' biographies 17 Shareholder notes 20 Attendance arrangements Cautionary note The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting "Shell", "Shell Group" and "Group" are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. Shell's scenarios are not intended to be projections or forecasts of the future. Shell's scenarios, including the scenarios referenced in this Notice of Annual General Meeting, are not Shell's strategy or business plan. They are designed to stretch management to consider even events that may only be remotely possible. Scenarios, therefore, are not intended to be predictions of likely future events or outcomes and investors should not rely on them when making an investment decision with regard to Shell plc securities. When developing Shell's strategy, our scenarios are one of many variables that we consider. The forward - looking price for a project is calculated at the final investment decision based on all forward - looking costs associated with that project. These costs typically exclude exploration & appraisal costs, lease bonuses, exploration seismic, exploration team overhead costs, etc. The forward - looking break - even price is calculated based on our estimate of resource volumes (2C). Average break - even price is calculated on a Volume - weighted average for portfolio of Upstream - only projects with onstream dates between 2025 and 2030. The contents of any websites referred to in this document do not form part of this document. Availability of documents The Company's Annual Report and Accounts and the Form 20 - F for the year ended December 31, 2025 can be found at shell.com/investors/results - and - reporting/annual - report - archive.html . The 2026 Notice of Annual General Meeting can also be found at shell.com/agm . If you would like to obtain, free of charge, a paper copy of any of these documents, please contact the following: United Kingdom +44 (0)800 169 1679 . You can also order a copy of the Annual Report and Accounts and the Form 20 - F for the year ended December 31, 2025 through our website, please see "Order a printed version of our Annual Report and Accounts" at shell.com/investors/results - and - reporting/ annual - report.html . E - communication If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company's Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at shareview.co.uk you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. Shareholders who participate in the meeting electronically are able to access documents electronically that they cannot inspect in person. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below. Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom +44 (0)800 169 1679 (UK) Shell plc Registered in England and Wales, Company number 04366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom Read more at: shell.com Design and production: Friend friendstudio.com Print: Toppan Merrill CBP035013 2 Shell Notice of Annual General Meeting 2026

Chair's Letter Dear Shareholder, I am pleased to invite you to the Company's Annual General Meeting ("AGM") which will be a hybrid meeting, held online via the Lumi Global electronic meeting platform, and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom on Tuesday May 19, 2026. Our hybrid AGM provides three ways in which shareholders can follow the proceedings: i) attending and participating in person; ii) attending and participating in the webcast by registering through an electronic platform ("digitally attending"); or iii) simply watching the webcast. Details of how to do each of these options are provided in this document on pages 17 to 22. As in previous years, we strongly encourage our shareholders to submit their proxy voting instructions in advance of the meeting . The primary focus of the AGM will be on the formal business set out in the Notice of Meeting . However, to facilitate the engagement we value with our shareholders, the meeting will include a Question and Answer session. Question and Answer session Our AGM provides an opportunity for shareholders to ask questions about the business set out in this Notice. The AGM is also an opportunity for the Board to engage in dialogue with shareholders. Not only will the Board update shareholders on the business model and financial performance of the Company, but shareholders can share their views and opinions. Although the 2025 AGM was free from disruption, in recent years, we have sadly seen some attendees at the meeting whose methods of engagement were disruptive and, at times, unsafe. Actions of this kind will merely serve to limit the Board's engagement and dialogue at the meeting as the Board will always prioritise the safety of those in attendance. Therefore, behaviour that may interfere with anyone's security, safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. The Question and Answer session during the AGM will allow both shareholders attending physically and digitally an opportunity to pose questions to your Board. Business of the AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. Resolutions 1 to 22 represent business which is mainly of a routine nature for a listed company, and your Board recommends that you vote in favour of them. We have also received a shareholder resolution (Resolution 23) pursuant to Section 338 of the Companies Act 2006, and your Board recommends that you vote against this resolution for the reasons set out on page 7. The AGM will be conducted in English. Directors In line with the UK Corporate Governance Code (the "Code"), all Directors will retire at the 2026 AGM and seek reappointment by shareholders, with the exception of Neil Carson and Catherine Hughes, who will both stand down as Directors of the Company at the close of business of the AGM. Shareholders will also be asked to vote on the appointment of Holly Keller Koeppel and Clare Scherrer who have both been appointed to the Board since the last AGM. The Nomination and Succession Committee recommended Holly and Clare to the Board following a rigorous and thorough succession process. I believe that the Director appointments and reappointments proposed in Resolutions 4 to 15 are in the best interests of the Company. The biographical details of each Director are given on pages 11 to 14. Finally, an overview of the diversity, skills and experience represented on the Board is set out on page 15. I hope you will vote in favour of the Director appointment and reappointment resolutions. Voting All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Regardless of whether you simply watch the webcast or digitally attend, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares . Yours faithfully, Sir Andrew Mackenzie Chair March 11, 2026 For the latest AGM news Please register to receive AGM information in the "Keep up to date with Shell" section of our website at shell.com/news - and - insights/ newsroom/email - alerts where we will also notify shareholders of other events in 2026. AGM webcast Our webcast will be broadcast live at 11:00 (UK time) and 12:00 (Dutch time) on Tuesday May 19, 2026 - the day of the AGM. Shareholders who wish to simply watch the webcast should log on to shell.com/agm/ webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting should access the digital meeting. Details of each option can be found on pages 17 to 22. Shell Notice of Annual General Meeting 2026 3 3 Shell Notice of Annual General Meeting 2026

Notice of Annual General Meeting Notice is hereby given that the Annual General Meeting ("AGM") of Shell plc (the "Company") is currently scheduled to be held at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom at 11:00 (UK time), 12:00 (Dutch time) on Tuesday May 19, 2026, for the purpose of considering the following business. At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting. This means that shareholders will be able to join and participate in the meeting in person or by attending and participating in the digital meeting ("digitally attending"). All references to attendance herein mean both digital and in person attendance. Resolutions numbered 1 to 18 and 22 are being proposed as ordinary resolutions and those numbered 19 to 21 and 23 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. Resolution 1 That the Company's annual accounts for the financial year ended December 31, 2025, together with the Directors' reports and the Auditor's report on those accounts, be received. Resolution 2 That the Directors' Remuneration Policy, set out on pages 200 to 206 of the Directors' Remuneration Report, be approved. Resolution 3 That the Directors' Remuneration Report, excluding the Directors' Remuneration Policy, set out on pages 176 to 199 of the Directors' Remuneration Report, for the year ended December 31, 2025, be approved. Resolution 4 That Holly Keller Koeppel be appointed as a Director of the Company. Resolution 5 That Clare Scherrer be appointed as a Director of the Company. Resolution 6 That Dick Boer be reappointed as a Director of the Company. Resolution 7 That Ann Godbehere be reappointed as a Director of the Company. Resolution 8 That Sinead Gorman be reappointed as a Director of the Company. Resolution 9 That Jane H. Lute be reappointed as a Director of the Company. Resolution 10 That Sir Andrew Mackenzie be reappointed as a Director of the Company. Resolution 11 That Sir Charles Roxburgh be reappointed as a Director of the Company. Resolution 12 That Wael Sawan be reappointed as a Director of the Company. Resolution 13 That Abraham (Bram) Schot be reappointed as a Director of the Company. Resolution 14 That Leena Srivastava be reappointed as a Director of the Company. Resolution 15 That Cyrus Taraporevala be reappointed as a Director of the Company. Resolution 16 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. Resolution 17 That the Audit and Risk Committee be authorised to determine the remuneration of the Auditor for 2026 on behalf of the Board. Resolution 18 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €131.96 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 18, 2027 and the end of the AGM to be held in 2027 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 19 That if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings ; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €19.79 million, such power to apply until the earlier of the close of business on August 18, 2027 and the end of the AGM to be held in 2027 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. 4 Shell Notice of Annual General Meeting 2026 4 Shell Notice of Annual General Meeting 2026

Notice of Annual General Meeting continued Resolution 20 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each ("ordinary shares"), such authority to be limited: (A) to a maximum number of 565.55 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority under Resolution 21; and (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 18, 2027, and the end of the AGM to be held in 2027 but in each case so that the Company may enter into a contract during this period to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. Resolution 21 That, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contracts proposed to be entered into (in the form produced to the meeting) ("buyback contracts") for off - market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its ordinary shares of €0.07 each ("ordinary shares") be and are approved, and the Company be and is authorised to purchase ordinary shares pursuant to any such buyback contract, provided that such authority be limited: (A) to a maximum number of 565.55 million ordinary shares less the number of ordinary shares purchased or committed to be purchased pursuant to the authority granted at Resolution 20; and (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid in respect of ordinary shares on the trading venues where the purchase is carried out, in each case, exclusive of expenses, such authority to apply until the earlier of the close of business on August 18, 2027, and the end of the AGM to be held in 2027 but in each case so that the Company may enter into a buyback contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such buyback contract as if the authority had not ended. Resolution 22 That, in accordance with Part 14 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political parties or independent election candidates not exceeding £100,000 in total for all such companies taken together; (B) make political donations to political organisations other than political parties not exceeding £100,000 in total for all such companies taken together; and (C) incur political expenditure not exceeding £100,000 in total for all such companies taken together, in each case, as such terms are defined in the Companies Act 2006. This authority shall continue for the period ending on the conclusion of the Company's AGM in 2027 or, if earlier, close of business on August 18, 2027. For the purposes of this resolution, the authorised sum may comprise sums in different currencies that shall be converted at such rate as the Directors of the Company may in their absolute discretion determine to be appropriate. Resolution 23 Shareholder resolution The Company has received notice pursuant to the Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company's 2026 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6. Your Directors consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 23 for the reasons set out on page 7. By order of the Board Sean Ashley Company Secretary March 11, 2026 This Notice of Meeting should be read and construed in conjunction with any amendment or supplement hereto. Other than in relation to any documents which are deemed to be incorporated by reference, the information on websites to which this Notice of Meeting refers does not form part of this Notice. Shell Notice of Annual General Meeting 2026 5 5 Shell Notice of Annual General Meeting 2026

Shareholder Resolution and Supporting Statement – Resolution 23 Strategy disclosure for declining oil and gas demand Shareholders request that the Company shall publish a report disclosing the Company's strategy to create shareholder value under scenarios of declining demand for oil and gas, including the International Energy Agency (IEA) Stated Policies Scenario (STEPS) and Announced Pledges Scenario (APS). For each scenario, the report should include at least the following: ɤ Capital expenditure on greenfield and brownfield for oil, gas, and other energy sources ɤ Production and sales for oil, gas, and other energy sources ɤ Free cash flow projections The report should cover at least the Company's ten - year planning period and may omit commercially sensitive information. Supporting Statement Summary Multiple outlooks project impending decline in oil and gas demand. Shell's strategy assumes rising demand. In the last major demand contraction, the Company cut dividends by 66%. This resolution asks Shell to clarify how it would create shareholder value under credible scenarios of declining oil and gas demand. With this transparency, investors can better judge how Shell's portfolio might perform under all circumstances. Declining demand Many trusted analysts increasingly predict that the world will soon enter a structural decline in oil and gas demand. STEPS and APS constitute credible scenarios, as they correspond to identifiable policies and market developments. STEPS represents the energy sector's current direction of travel, based on the latest market data, technology costs, and in - depth analysis of the prevailing policy settings globally. APS anticipates the implementation of additional policies pledged by governments. These scenarios warrant investor concern, as they reflect ongoing and planned implementation of regulation, political support, and technological uptake, as well as market and economic realities . Both see an impending peak in demand for oil and gas. In STEPS, oil demand peaks by 2030 and gas by 2035. In APS, both peak before 2030 and fall 17% by 2035 compared to 2023 (99 – 82 mb/d; 4186 – 3493 bcm). 1 The IEA's June 2025 oil forecast predicts reduced demand by the end of the decade; this is noteworthy as it seems to align with the oil demand projections indicated in both STEPS and APS. 2 Regarding gas, the IEA states: “The period of LNG surplus in the STEPS makes it difficult for some exporters to fully recover their long - run marginal cost of supply, creating risks that project sponsors write off the value of the assets.” 3 Other analysts also show outlooks divergent from Shell's. Rystad's analysis shows oil peaking in the early 2030s, with gas plateauing soon after. The US Energy Information Agency (EIA) expects overproduction to push oil prices down to $ 51 in 2026 , well below the $ 70 Shell expects . 4 , 5 , 6 This convergent view on a potential decline by a broad array of market analysts warrants serious concern from investors. Shell's strategy is based on growth in oil and gas demand At its Capital Markets Day 2025, Shell projected 1% annual growth in oil and gas production through 2030. The company plans a 4 – 5% annual growth in integrated gas and marketing cash flow from operations through 2040. 7 Company scenarios assume that oil demand grows 3 – 5 mb/d into the early 2030s, with gas demand growing to 4,500 bcm by the 2040s. 8 Shell's reporting shows internal stress - testing and scenario analysis, it mainly adjusts future price estimates, leaving other key factors like demand and market share dynamics unchanged ("ceteris paribus"). 9 Shell does not disclose concern about potential declining demand, stating in their 2024 Annual Report “Changes in global oil and gas demand are […] not expected to directly impact the ability to sell volumes of oil and gas produced by Shell at market prices.” 10 By ignoring the market share gains needed in a declining, competitive market and relying on single - dimension stress - testing disclosure, Shell leaves investors uncertain about its ability to create shareholder value. Historical precedent across multiple industries suggests that prolonged demand contraction puts downward pressure on prices. Further, most oil majors plan to raise production, creating oversupply. Revenue could be affected; only the most cost - competitive producers would deliver value to shareholders in a declining market. Shell does not disclose capital spending, production mix, or dividends if demand falls. Even 1% annual growth would require significant gains in market share relative to competitors. Ongoing shareholder trust depends on answers to these questions. In 2020, with oil demand down 9% and prices at an average of $42 per barrel, Shell cut its dividend by 66%, the first cut since World War II. Shell has since raised its dividend, but the current $0.358 quarterly payout remains 24% below pre - 2020 levels. This was only a brief drop, yet the Company struggled. A sustained decline portends much higher risks for the Company and its shareholders. Conclusion Shell's current fossil fuel growth assumptions visibly diverge from IEA APS and STEPS scenarios and other analyst projections that foresee sustained demand decline. Failing to plan for these potentialities risks significant shareholder value loss due to impaired assets, lower margins, and reduced dividends. Transparent disclosure of how Shell would adjust capital allocation, energy mix, and cash flow under declining oil and gas demand is essential to assess its business resilience. This resolution aims to ensure that Shell's strategy accounts for a complex and uncertain energy transition and demonstrates its ability to create shareholder value under a range of plausible scenarios. You have our support. 6 Shell Notice of Annual General Meeting 2026 1 IEA, World Energy Outlook 2024 and World Energy Outlook 2025, tables A.9 and A.13 2 IEA, Oil 2025 3 IEA, World Energy Outlook 2025 4 Rystad, Global Energy Scenarios 2025 5 EIA, press release, Aug 12, 2025 6 Shell, Capital Market Day 2025 7 ibid 8 Shell, Energy Security Outlook 2025 9 Shell, Annual Report 2024 10 ibid 6 Shell Notice of Annual General Meeting 2026

Directors' response to Shareholder Resolution 23 The Directors unanimously recommend that shareholders vote against Resolution 23. Shell continues to value constructive challenge and engagement with our shareholders. However, the Board has assessed that questions posed within Resolution 23, which proposes the production of a report that is based on two specific International Energy Agency (IEA) scenarios, is already comprehensively covered by Shell's existing disclosures which enable shareholders to model the financial resilience of the Company in any price scenario of their choosing. In addition, your Directors believe Resolution 23 misinterprets the use of scenarios and is against good governance as it would, if passed, embed prescriptive IEA scenarios into the Company's constitution. Use of scenarios ɤ Scenarios are not forecasts and need to be updated due to technology, market and policy changes. The primary purpose of Shell Scenarios is to aid in strategic decision - making by providing a framework for understanding uncertainties and potential outcomes. Shell uses complex models of the world's energy system alongside a resource database to test its thinking. ɤ The need to update scenarios is evidenced by the fact that the IEA adjusted their demand envelope upwards over the last year. In the World Energy Outlook (WEO) 2025 Stated Policy Scenario (STEPS) long term demand for oil and gas has been revised up from the WEO 2024. For 2050, the revisions were 5% and 6% up for oil and gas, respectively. Furthermore, the Current Policy Scenario (CPS) has been reinstated in WEO 2025 and shows oil and gas demand growth until 2050, moving the upper end of the IEA range from their 2024 scenarios up by 22% and 28%, respectively. ɤ The IEA Medium Term Oil forecasts oil demand to grow from 103.8mb/d in 2025 to 105.5mb/d by 2030. This is because there is evidence that governments are facing challenges in fully meeting their climate pledges. It is notable that the IEA's The Announced Pledges Scenario (APS), which was published in the WEO from 2020 to 2024 was omitted in WEO 2025. ɤ Shell encourages shareholders to use scenarios from Shell, the IEA and other sources to frame possible volume and price outcomes, while observing that the latest IEA CPS, STEPS and APS (2024) scenarios all have similar or higher oil price assumptions in the coming ten years than the Brent $70 per barrel (2024 real term) used for illustrative purposes at Shell's Capital Markets Day 2025. Shell's financial resilience ɤ Supply and demand in oil and gas markets are reflected through price over time. Producers with the highest marginal cost face the largest impacts from oversupply or demand disruption. ɤ Shell expects to deliver new oil and gas projects through 2030 with an average break - even cost of $35 per barrel and hence is well positioned from a marginal cost perspective. ɤ The price outlook is inherently uncertain, and profitability will vary as prices fluctuate. Shell both manages these risks and updates shareholders on its strategy, competitiveness, and resilience under various price scenarios on a regular basis. ɤ Shell's existing disclosures offer significant insights into Shell's financial resilience provided through its Annual Report and Accounts, Capital Markets Days, LNG Portfolio: Strategic Spotlight, Quarterly Results and Quarterly Databook. Specifically, investors can use the price sensitivities provided by the Company in the Quarterly Databook tab 'Guidance' to ascertain the impact of any price scenarios they wish to model. Good governance ɤ A Special Resolution requires at least 75% of the votes cast to be in favour which then becomes binding on the Company, forming part of its constitution. Reporting on two scenarios from a single source (IEA) that are subject to change does not belong in the constitution. ɤ Setting strategy is the responsibility of the Board. The Board and management already assess risks and opportunities using a broad range of scenarios. Shareholders should not, through a Special Resolution, prescribe the deterministic use of two scenarios from a third party that are subject to revision. ɤ The Company welcomes engagement with, and feedback from, shareholders. This includes advice to improve disclosures. It is achieved most effectively without a binding shareholder resolution as described by The Institutional Investors Group on Climate Change [1]. ɤ The Board believes the latest Follow This resolution could create precedent for recurring single - source scenario - based disclosures which ultimately adds costs without helping our investors. Conclusion The resolution does not change how Shell manages the risk of lower prices, does not improve existing disclosure on Shell's financial resilience, and does not represent good governance. THE BOARD DOES NOT CONSIDER RESOLUTION 23 TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AS A WHOLE AND RECOMMENDS THAT YOU VOTE AGAINST IT. Examples of relevant existing disclosures A. Annual Report and Accounts 2025: Recommended pages are 2 - 3, 6 - 17, 125 - 135, 244 - 255. B. Capital Markets Day 2025: Recommended slides are 7, 8, 10, 11, 18 and 19. C. LNG Portfolio: Strategic Spotlight. D. Quarterly Database: Sensitivities in the Excel sheet tab called 'Guidance'. Shell Notice of Annual General Meeting 2026 7 [1] IIGCC Investor Expectations publication section 7.1, iigcc.org/resources/investor - expectations - climate - in - financial - statements 7 Shell Notice of Annual General Meeting 2026

Explanatory notes on resolutions Note to resolution 1 Annual Report and Accounts The Board of Directors will present the Company's annual accounts for the financial year ended December 31, 2025, together with the Directors' reports and the Auditor's report on those accounts. Note to resolution 2 and 3 Consideration and approval of the Directors' Remuneration Policy and Directors' Remuneration Report The current Directors' Remuneration Policy (the "Policy") was approved at the 2023 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the Policy for a period of three years. It is now necessary to seek shareholder approval for a new Policy for a further period of three years (the "revised Policy") and Resolution 2, which is a binding vote, seeks such approval. The Remuneration Committee has reviewed the revised Policy to ensure that it continues to support Shell’s strategy. The Remuneration Committee has carefully considered the nature of the leadership required to lead Shell for the performance opportunity ahead through multi - decadal, multi - vector societal transition in a systemically important sector, and reflected this in the changes it is proposing in the revised Policy. The Board considers that the revised Policy is appropriate to the Company's circumstances and should receive shareholder support. Resolution 3 is an advisory vote and seeks approval for the Directors' Remuneration Report for the year ended December 31, 2025, excluding the revised Policy. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Note to resolutions 4 to 15 Appointment of Directors Holly Keller Koeppel and Clare Scherrer were appointed as Non - executive Directors of the Company, effective from January 1, 2026. Their biographical details are given on pages 12 and 13. Reappointment of Directors In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders, with the exception of Neil Carson and Catherine Hughes, who stand down as Directors of the Company at the close of business of the AGM. The biographical details of the Directors are given on pages 11 to 14. Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2025 Board Performance Review on page 16. A full overview of the Board Performance Review can be found on page 160 of the Annual Report for the year ended December 31, 2025. The Board recommends that you support the appointment and reappointment of each of the Directors standing for election at the AGM. Note to resolutions 16 and 17 Reappointment of Auditor and determination of Auditor's remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 16 proposes the reappointment of Ernst & Young LLP as the Company's Auditor and Resolution 17 seeks authority for the Audit and Risk Committee to determine their remuneration on behalf of the Board. Note to resolution 18 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €131.96 million (representing 1,885,142,857 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 10, 2026, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors' authority under this resolution will expire at the earlier of either the close of business on August 18, 2027, or the end of the AGM of the Company to be held in 2027. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. Note to resolution 19 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €19.79 million (representing 282.71 million ordinary shares of €0.07 each). This aggregate nominal amount represents approximately 5% of the issued ordinary share capital of the Company as at March 10, 2026, the latest practicable date prior to publication of this Notice. The authority will expire at the earlier of the close of business on August 18, 2027, and the end of the AGM of the Company to be held in 2027. The Directors have no immediate plans to make use of this authority. The Directors confirm that should they utilise the authority in Resolution 18, they intend to follow the shareholder protections set out in Section 2B of the Pre - Emption Group's Statement of Principles on Disapplying Pre - Emption Rights issued in November 2022, to the extent reasonably practicable and relevant (the resolution does not provide for follow - on offers). Note to resolutions 20 and 21 Authority to make on - and off - market purchases of ordinary shares Resolutions 20 and 21 would allow the Company to buy back its own ordinary shares via methods permitted by the Companies Act 2006. Each resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Resolution 20 would allow the Company to buy back its ordinary shares by way of on - market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe are not recognised investment exchanges for the purposes of Section 693(2) of the Companies Act 2006, buybacks conducted on these exchanges do not qualify as "on - market" purchases. Therefore, approval of off - market purchases is sought under Resolution 21 to enable share buybacks of shares on these exchanges. 8 Shell Notice of Annual General Meeting 2026 8 Shell Notice of Annual General Meeting 2026

Explanatory notes on resolutions continued The Directors regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company, and therefore consider it to be desirable to have the authority to make purchases by way of on - market purchases under Resolution 20 and/or off - market purchases under Resolution 21 (the latter of which, as described above, only covers open - market buybacks of ordinary shares on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe) to have increased flexibility in conducting buybacks of ordinary shares. For further information on the Company's approach to returning capital to its shareholders, including details of distributions made during 2025, please refer to pages 11 to 14 and 23 of the Annual Report for the year ended December 31, 2025. The Directors will only repurchase ordinary shares under the authority sought under Resolutions 20 or 21 when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. There can be no certainty as to whether the Company will repurchase any of its ordinary shares, or as to the amount of any such buybacks or the prices at which such buybacks may be made. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 223 million ordinary shares in the period from the last AGM to March 10, 2026, under the existing authority to make market purchase of ordinary shares. Ordinary shares purchased by the Company pursuant to the authority sought under Resolutions 20 and 21 will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The Company has no warrants in issue in relation to its ordinary shares and no options to subscribe for its ordinary shares outstanding. Authority to make on - market purchases of ordinary shares Under Resolution 20, authority is sought to allow the Company to buy back its own ordinary shares by way of market purchases (as such term is defined in Section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 21, renewing the authority granted by shareholders at previous AGMs. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authority will expire at the earlier of the close of business on August 18, 2027, and the end of the AGM of the Company to be held in 2027. Authority to make off - market purchases of ordinary shares Under Resolution 21, authority is sought to allow the Company to buy back its own ordinary shares by way of off - market purchases (as such term is defined in section 693(2) of the Companies Act 2006) on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe. This authority is necessary in addition to that under Resolution 20 because, for the purposes of the Companies Act 2006, any repurchase of ordinary shares through Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe constitutes an "off - market" transaction. As such, these buybacks may only be made pursuant to a form of buyback contract (a "buyback contract"), the terms of which have been approved by shareholders in accordance with Section 694 of the Companies Act 2006. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), less any ordinary shares repurchased under any authority granted under Resolution 20. The Company is seeking approval of the terms of two forms of buyback contract, which are in all material respects identical to each other apart from the fee structure, with the two forms of contract reflecting a brokerage commission fee structure and a discount to volume weighted average price fee structure respectively: ɤ under the brokerage commission structure, the fees payable to the programme bank for the engagement take the form of a brokerage commission, based on the number of shares repurchased by the programme bank. The level of brokerage commission will be determined at the time the buyback contract is executed; and ɤ under the volume weighted average price fee structure, the fees payable to the programme bank for the engagement will be based upon the pricing achieved by the programme bank for such repurchases, as compared to an agreed discount to the volume weighted average price of the ordinary shares. The discount to the volume weighted average price will be determined at the time the buyback contract is executed. In addition, details such as the term of the buyback contract and the maximum number of ordinary shares to be purchased pursuant to a buyback contract during such term will also be determined at the time of execution of a buyback contract. The minimum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share pursuant to a buyback contract is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. Each buyback contract also annexes a form of proposal, which would be the means by which the programme banks would respond to invitations to bid for a particular buyback tranche from time to time during the term of the authorisation sought under Resolution 21. The buyback contracts are proposed to be entered into with any of Barclays Capital Securities Limited, Banco Santander S.A., BNP Paribas or any of its affiliates, Citigroup Global Markets Limited, Goldman Sachs International, HSBC Bank plc, Morgan Stanley & Co. International plc, Merrill Lynch International, Natixis, and The Toronto - Dominion Bank, London Branch. However, due to the settlement arrangements for shares traded on Euronext Amsterdam, CBOE Europe DXE and Turquoise Europe, the member who would hold any shares to be purchased under the buyback contracts would in each case be either Euroclear Nederland or Euroclear Bank. Shell Notice of Annual General Meeting 2026 9 9 Shell Notice of Annual General Meeting 2026

Explanatory notes on resolutions continued Copies of the buyback contracts will be made available for shareholders to inspect at the Company's registered office at Shell Centre, London, SE1 7NA during normal business hours on any weekday (public holidays excluded, and as allowed by law) from the publication of this Notice until the conclusion of the 2026 AGM. Copies of the buyback contracts will also be available for inspection at the AGM. Under the Companies Act 2006, the Company must seek authorisation for share repurchase contracts and counterparties at least every five years. However, the authority sought under Resolution 21 will expire at the earlier of the close of business on August 18, 2027, and the end of the AGM of the Company to be held in 2027. Note to resolution 22 Authority for certain donations and expenditure The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure as set out in the resolution. The Directors are seeking such authority for a period ending on the date of the Company's AGM in 2027 or, if earlier, close of business on August 18, 2027. The Company has no intention of changing its current practice of not making political donations to political parties, independent election candidates and/or political organisations, or incurring political expenditure within the ordinary meaning of those words and will not do so without the specific endorsement of shareholders. However, the definitions used in the Companies Act 2006 are very wide and open to interpretation. As such, it is possible that normal business activities which might not be thought to be political donations or expenditure in the usual sense could be caught. This could include donations and contributions to, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups, which it may be in the Company's interest to support. In order to allow such activities to continue and avoid inadvertently contravening the Companies Act 2006, the Company considers that the authority sought under this resolution to make political donations and incur political expenditure is advisable, in common with many other listed companies. The UK Companies Act 2006 requires that the authority should specify the maximum amount that the Company and its subsidiaries can spend on each category of political donations or expenditure during the period. To ensure sufficient flexibility, the resolution provides that this maximum amount is £100,000 for the Company and its subsidiaries, in respect of each category, over the whole period of the authority until its expiration in 2027. Note to resolution 23 Shareholder resolution Resolution 23 is a special resolution and has been requisitioned by a group of shareholders. The resolution should be read with its corresponding supporting statement given on page 6, and the Directors' response given on page 7. Your Directors consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and recommend shareholders vote against Resolution 23 . 10 Shell Notice of Annual General Meeting 2026 Your Directors consider that Resolutions 1 to 22 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 22. However, they consider that Resolution 23 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 23 for the reasons set out on page 7. 10 Shell Notice of Annual General Meeting 2026

Directors' biographies Sir Andrew Mackenzie Chair Board Committee membership: NOMCO (Chair) British, 69. Appointed October 1, 2020; Chair from May 18, 2021. Career Sir Andrew spent 22 years with bp, during which he worked across most business streams and functions – principally in oil and gas exploration and production, and petrochemicals. While with bp, he held senior and executive positions, including as Chief Reservoir Engineer and Chief Technology Officer. In 2004, he joined Rio Tinto, where he held various executive positions until 2007, including Head of Industrial Minerals and Diamonds. Sir Andrew joined BHP in 2008 and served as CEO from 2013 to 2019. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products. From 2005 to 2013, Sir Andrew served as a Non - executive Director of Centrica. He has also served on many not - for - profit boards, including public policy think tanks in the UK and Australia. Relevant skills and experience Sir Andrew has more than 30 years' experience in the mining and energy industries. In 2014, he was made a Fellow of the Royal Society, a Fellowship of many of the world's most eminent scientists. Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. He continues to advocate for sustainable action on climate change, including access to affordable energy. His expertise is helping Shell navigate the energy transition. Sir Andrew also champions gender balance, the rights of Indigenous Peoples, and the power of large companies to make a positive contribution to society. External appointments ɤ Chair of UK Research and Innovation (UKRI) Dick Boer Deputy Chair and Senior Independent Director Board Committee membership: ARC | NOMCO | REMCO Dutch, 68. Appointed May 20, 2020; Deputy Chair and Senior Independent Director from May 23, 2023. Career Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold's Dutch businesses. From 2006 to 2011, he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. Dick was President and CEO of Ahold Delhaize from 2016 to 2018, and has also chaired the Compensation Committee of Nestlé S.A. since April 2024. In 2025, Dick became Lead Independent Director and Vice Chair of Nestlé S.A. Relevant skills and experience Dick has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world's largest food retail groups. He has considerable experience at the forefront of retailing and customer service, which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products. Dick brings sound business judgement and a proven track record in strategic delivery to Shell, evidenced by the combination of Ahold and Delhaize. He is also passionate about sustainability and is well informed about the importance of the various stakeholder interests in this area. External appointments ɤ Non - executive Director of SHV Holdings ɤ Lead Independent Director and Vice Chair of Nestlé S.A. Wael Sawan Chief Executive Officer Board Committee membership: N/A Lebanese and Canadian, 51. Appointed January 1, 2023. Career Wael began his career at Shell in 1997 as an engineer with Petroleum Development Oman. By the mid - 2000s, Wael was Managing Director and Chairman of Shell Qatar, where he oversaw Shell's business in Qatar, including its LNG and GTL divisions. Wael then became Executive Vice President of Deep Water, where he was responsible for driving its transformation into a leading business for Shell. Prior to being appointed CEO at the start of 2023, Wael joined the Executive Committee in 2019 as Upstream Director and in 2021, he became Shell's Director of Integrated Gas, and Renewables and Energy Solutions. Wael was a trustee of Shell Foundation from 2019 to the end of 2022. Relevant skills and experience Wael holds an MEng from McGill University in Montreal, Canada, and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell's businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments, as well as new business development projects. Wael is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him. External appointments ɤ No external appointments Shell Notice of Annual General Meeting 2026 11 Board Committees Audit and Risk Committee ("ARC") Sustainability Committee ("SUSCO") Nomination and Succession Committee ("NOMCO") Remuneration Committee ("REMCO") Shell Notice of Annual General Meeting 2026 11

Directors' biographies continued Sinead Gorman Chief Financial Officer Board Committee membership: N/A British, 48. Appointed April 1, 2022. Career Sinead joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. Sinead worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales. Prior to her appointment as CFO, Sinead held the positions of Executive Vice President Finance for Upstream; Projects & Technology, as well as Integrated Gas and New Energies (now Renewables and Energy Solutions). Relevant skills and experience Sinead has an MEng from the University of Oxford and an MSc in Finance from London Business School. Sinead has more than two decades' experience of working for Shell and has held regional and global finance leadership roles across Europe and the USA. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects. Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle - based decision - making and detailed capital stewardship. External appointments ɤ No external appointments Ann Godbehere Independent Non - executive Director Board Committee membership: ARC (Chair) | NOMCO Canadian and British, 71. Appointed May 23, 2018. Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as CFO from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has held non - executive director positions at Prudential plc, British American Tobacco plc, UBS AG and UBS Group AG. Ann served as a Non - executive Director of Rio Tinto plc and Rio Tinto Limited from 2010 until May 2019 and was also Senior Independent Director of both entities. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its audit committee. Ann joined the Board of HSBC Holdings plc in September 2023 and HSBC Bank plc in January 2025. Relevant skills and experience Ann is a former CFO and a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. She has more than 25 years of experience in the financial services sector. Ann's extensive international business experience enables her to make significant and valuable contributions and bring a global perspective to Board discussions. Ann's long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As ARC Chair, Ann leverages her background to ensure robust discussions are consistently held as the ARC delivers its remit. External appointments ɤ Non - executive Director and Audit Committee Chair of Stellantis N.V. ɤ Senior Independent Director of HSBC Holdings plc ɤ Non - executive Chair of HSBC Bank plc Holly Keller Koeppel Independent Non - executive Director Board Committee membership: ARC | SUSCO American, 68. Appointed January 1, 2026. Career Prior to 2010, Holly held financial and executive management roles with Consolidated Natural Gas Company and American Electric Power Company, Inc. (AEP), ultimately serving as CFO of AEP. She also served as an independent non - executive director of Reynolds American Inc. from 2008 until its acquisition by British American Tobacco plc, and as a non - executive director of Vesuvius plc. She went on to become Co - head of Citi Infrastructure Investors between 2010 and 2015, before moving to Corsair Capital LLC as Managing Partner and Co - head of Infrastructure until her retirement in 2017. Holly continued her association with Corsair as Senior Advisor until April 2018. Relevant skills and experience Holly is a senior executive with over 25 years of international energy industry experience in financial and operational leadership roles. She is a former public company chief financial officer and experienced audit committee chair of UK and US listed companies. Holly brings expertise in energy, corporate finance and governance, with transformation experience in regulatory reform, portfolio restructuring and the energy transition. She brings an international perspective, with over 25 years of board and operational responsibility for London - based and global markets, as well as experience with operations in the USA and Australia. Financially literate and commercially astute, Holly combines technical expertise with operational insight, making her a valued board contributor . External appointments ɤ Senior Independent Director of Flutter Entertainment plc ɤ Senior Independent Director of British American Tobacco plc ɤ Independent Director of Core Natural Resources Inc. ɤ Independent Director of AES Corporation 12 Shell Notice of Annual General Meeting 2026 12 Shell Notice of Annual General Meeting 2026

Directors' biographies continued Jane H. Lute Independent Non - executive Director Board Committee membership: REMCO | SUSCO American, 69. Appointed May 19, 2021. Career Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation of New York as an Executive Director of its Commission on Preventing Deadly Conflict. From 2003 to 2009, she held senior political and peacekeeping roles at the United Nations. From 2009 to 2013, Jane served as Deputy Secretary of the US Department of Homeland Security. In 2013, she established and led the Council on CyberSecurity, an independent not - for - profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane was Chief Executive Officer of the Center for Internet Security, an independent not - for - profit organisation that works to improve cyber security worldwide. From 2017 to 2021, Jane was President and Chief Executive Officer of SICPA Securink Corporation's North American operations, after which she assumed the role of Non - executive Strategic Director. From 2018 to 2021, Jane was a Non - executive Director of Atlas Air Worldwide Holdings, Inc. Relevant skills and experience Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. Jane is an experienced board director, having served on large organisations' boards since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She also served as chair and member on committees, including those focusing on audit, safety, service quality, environmental and sustainability, nomination and governance issues. External appointments ɤ Non - executive Director of Marsh ɤ Non - executive Director of Union Pacific Corporation ɤ Strategic Non - executive Director of SICPA Securink Corporation Sir Charles Roxburgh Independent Non - executive Director Board Committee membership: ARC British, 66. Appointed March 13, 2023. Career Sir Charles spent over 25 years at McKinsey & Company, where he held a range of senior positions. While at McKinsey, he worked for large banks, insurance companies, hedge funds and private - equity investors in strategy, risk management and organisational roles. He also led major research efforts at McKinsey and authored articles on strategy and scenario planning. Sir Charles obtained an MBA from Harvard Business School. From 2013 to 2016, Sir Charles was a Director General, Financial Services at HM Treasury and led the legislative process for the biggest reforms in the UK banking sector in a generation. From July 2016 to June 2022, he was Second Permanent Secretary, one of the most senior positions within the UK's Treasury. In this role, he was responsible for the economics ministry functions within HM Treasury including financial services, energy and infrastructure policy. He was also Chair of the HM Treasury Operating Committee. Sir Charles was Non - executive Chair of Legal and General America from 2023 to 2025. He joined Lloyd's of London as Chair in May 2025. Relevant skills and experience Sir Charles' succession of roles has placed him at the nexus between industry and government, and he has been actively involved in forging and delivering energy policies. He was an influential figure within HM Treasury in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. He also brings additional expertise in risk management and financial regulation from his time at HM Treasury and his role at Lloyd's. External appointments ɤ Chair of Lloyd's of London ɤ Non - executive member of Global Council, Herbert Smith Freehills Kramer Clare Scherrer Independent Non - executive Director Board Committee membership: ARC | REMCO American and British, 57. Appointed January 1, 2026. Career Clare joined Goldman Sachs in New York in 1996 and was named a Partner in 2006. Over more than 25 years with the firm, she advised multinational corporations on M&A, IPOs and strategic transformations, developed its leading global water technology investment banking franchise and led coverage of diversified industrials across the Americas. She was also Chair of the Investment Banking Diversity Committee between 2010 and 2013. In 2011, Clare moved to London and became Head of EMEA Industrials, before being appointed Co - Head of Global Industrials Investment Banking, a role she held from 2013 to 2022. During this period, she also co - chaired the Firmwide Commitments Committee between 2017 and 2022. In 2022, Clare joined Smiths Group where she served as CFO and Executive Director until 2025. Relevant skills and experience Clare has extensive experience working with capital - intensive global industrial companies, accelerating growth and increasing value. She brings deep expertise in corporate finance, risk management and transformation, with experience spanning investment banking and executive leadership. She has advised and led complex global organisations through strategic change and has a strong international perspective, having worked across Europe, the Americas and Asia Pacific. Clare is financially literate and is highly skilled in governance and compliance. Her leadership capabilities, integrity and ability to provide constructive challenge make her a valuable contributor to board discussions. External appointments ɤ Independent Non - executive Director of the Legrand Group Shell Notice of Annual General Meeting 2026 13 13 Shell Notice of Annual General Meeting 2026

Directors' biographies continued Abraham Schot Independent Non - executive Director Board Committee membership: REMCO | SUSCO Dutch, 64. Appointed October 1, 2020. Career Abraham ("Bram") joined Mercedes - Benz in the Netherlands in 1987 on an executive management programme and held several director and senior leadership roles within the company. From 2003 to 2006, he was President and CEO of DaimlerChrysler in the Netherlands. From 2006 to 2011, Bram was President and CEO of Daimler/Mercedes - Benz Italia & Holding S.p.A. From 2011 to 2016, Bram was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. Bram has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW Group Commercial Operations and Vice - Chair of Porsche Holding Salzburg. Relevant skills and experience Bram has over 30 years' experience working in the automotive industry. He was part of the transformation journey at Audi AG, which saw the car company become a provider of electric vehicles that offered sustainable mobility. Bram is able to leverage this knowledge as Shell navigates its own journey through the energy transition. Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all valued management tools. External appointments ɤ Non - executive Director of Signify N.V. ɤ Non - executive Director of Cognizant Technology Solutions Corporation ɤ Non - executive Director of Compagnie Financière Richemont SA Leena Srivastava Independent Non - executive Director Board Committee membership: SUSCO Indian, 65. Appointed March 13, 2023. Career Leena has dedicated her career to sustainability research and policy matters, and has held positions on boards of scale. She was Deputy Director General for Science at the International Institute for Applied Systems Analysis. Prior to this, she was an Executive Director at The Energy and Resources Institute (TERI), a not - for - profit policy research organisation working on energy, environment and sustainable development, and then Vice Chancellor of the TERI School of Advanced Studies – a research university focused on sustainability education based in India. She has served on committees and organisations at international and national levels, including as energy and climate adviser for the United Nations and Member of the Advisory Committee at Future Earth. Relevant skills and experience Leena has been an independent board member of several Indian companies: Reliance Infrastructure Ltd, Bharti Infratel, Shree Cement Ltd, and Torrent Pharmaceuticals. Leena has served on sustainability advisory boards of multinational companies, such as The Coca - Cola Company, Caterpillar Inc. and Suez Environment. She recognises the challenges large organisations face in managing stakeholder priorities, including balancing business, government and societal needs, while pursuing a sustainability agenda. As a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces. External appointments ɤ Member of the Independent Council of Climate Experts of Edelman ɤ Advisory board member of NAMTECH — a private technical education institute in India ɤ Advisory board member of Prowess Equity Funds - advisor on common advisory board for two funds Cyrus Taraporevala Independent Non - executive Director Board Committee membership: ARC | REMCO (Chair) American, 59. Appointed March 2, 2023. Career Cyrus was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Cyrus has held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason and Citigroup. Cyrus was previously a partner at McKinsey & Company, based in New York and Copenhagen. He serves on the boards of two non - profit organisations: The Trustees of Reservations, a Massachusetts - based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator. Relevant skills and experience Cyrus brings a unique mix of strategic perspectives and business skills. He has significant experience in driving organic and inorganic growth, and company transformations. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street's reputation as both a stalwart and a pioneer within the sector. At times, Cyrus was helping to implement change amid market uncertainty caused by geopolitical tensions and an evolving regulatory environment. Cyrus also possesses a unique vantage point on core board - related issues impacting public companies including sustainability. He has spoken about and published multiple articles on climate risk and other aspects of sustainability. He is credited with strengthening the sustainability credentials of State Street Global Advisors. External appointments ɤ Non - executive Director of Bridgepoint Group plc ɤ Non - executive Director of Pfizer Inc. 14 Shell Notice of Annual General Meeting 2026 14 Shell Notice of Annual General Meeting 2026

Director retirements

Neil Carson OBE
Neil Carson will not stand for re-election at the 2026 AGM, having served as a Director for seven years.

Catherine J. Hughes
Catherine Hughes will not stand for re-election at the 2026 AGM, having served as a Director for nine years.

Board diversity



Gender diversity
Female
50%
Male
50%



Ethnicity
White British or other White (including minority white groups)
75%
Asian / Asian British
17%
Other ethnic groups
8%



Non-executive Director tenure (years)
0-3
50%
4-6
40%
7-9
10%



Non-executive Director sector experience
Regulatory, Government affairs, Public policy
90%
Oil and gas, Extractives, Energy
70%
Strategy development
100%
Engineering, Industrial
80%
Consumer, Marketing
60%
Accounting and Finance
90%

The graphs above capture board diversity data only for those Directors standing for election or re-election at the 2026 Annual General Meeting.

Director independence
All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the UK Corporate Governance Code's independence test other than on appointment.

Ethnic diversity
The Board is satisfied that it currently exceeds the Parker Review recommendation on board diversity in the UK.

Attendance

The Board met ten times during 2025. Five of the ten meetings were held physically, one meeting in Australia, and four in London, United Kingdom. Five meetings were held virtually. Attendance in 2025 for all Board meetings is given in the table [A].

Board member	Scheduled meetings attended	Ad-hoc meetings attended
Dick Boer	8/8	2/2
Ann Godbehere	8/8	2/2
Sinead Gorman	8/8	2/2
Jane H. Lute [B]	8/8	1/2
Sir Andrew Mackenzie	8/8	2/2
Sir Charles Roxburgh	8/8	2/2
Wael Sawan	8/8	2/2
Bram Schot [C]	7/8	1/2
Leena Srivastava	8/8	2/2
Cyrus Taraporevala	8/8	2/2

[A] For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Annual Report for the year ended December 31, 2025.
[B] Jane H. Lute was absent from the ad-hoc May 2025 Board meeting due to personal circumstances.
[C] Bram Schot was absent from the ad-hoc February 2025 and September 2025 Board meetings due to scheduled business commitments.

The information in the attendance table above reflects only those Directors standing for re-election at the 2026 Annual General Meeting.

Director age, on pages 11 to 14, is provided as at May 19, 2026, being the scheduled date of the 2026 Annual General Meeting. Unless otherwise stated, other information on these pages is provided as at the date of the Notice.

Shell Notice of Annual General Meeting 2026 15

2025 Board Performance Review The 2025 Board Performance Review was externally facilitated through one - on - one interviews with the Board members and key individuals. The Nomination and Succession Committee considered that the 2025 Board Performance Review provided an opportunity to reflect and further build upon improvements made since the last externally facilitated review in 2022. The main themes and findings of the 2025 Board Performance Review were discussed by the Board at a meeting held in February 2026 , following which a report was shared with, and approved by, the Board . Overall, the Board was found to have improved and evolved significantly over the last three years in terms of its focus and effectiveness and has moved its processes in line with the business, with simpler agendas, run with discipline. Risk management is sharper. The Non - executive Directors and the Executive Directors have very good relationships, and together the Board deeply embraces the strategic challenges ahead. Further improvements identified were merely to fine - tune an already effective Board. The Committees were considered to be well chaired and operated, with minor opportunities identified for improvement. A separate discussion in relation to the performance of the Chair was led by the Deputy Chair with the Non - executive Directors (in the absence of the Chair). The Chair was regarded as an exceptional Chair who has driven significant change in the effectiveness of the Board, who is deeply committed and adds considerable value for Shell. He cares deeply about people, is well respected and has maintained strong relationships with Executive and Non - executive Directors. His clear communication, openness and desire to bring all voices into discussions continues to be valued across the Board. A full overview of the Board Performance Review, including information on planned enhancements for 2026, can be found within the Governance section of the Annual Report for the year ended December 31, 2025. 16 Shell Notice of Annual General Meeting 2026 16 Shell Notice of Annual General Meeting 2026

Shareholder notes This section contains information relating to the following: 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Proxymity electronic proxy appointment 7. Audit concerns 8. Shareholders' right to ask questions 9. Shareholders' rights under Sections 338 and 338A of the Companies Act 2006 10. Electronic publication 11. Electronic addresses 12. Shares and voting rights 13. Documents available for inspection 1. Attendance and appointment of a proxy If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Shell plc ordinary shares or an interest in those shares can be held. These include: ɤ directly as registered shares in certificated or uncertificated form in a shareholder's own name; ɤ indirectly through Euroclear Nederland (via banks or brokers); ɤ through the Shell Corporate Nominee; ɤ through another third - party nominee or intermediary company; or ɤ as a direct or indirect holder of American Depositary Shares (ADSs) with the Depositary (JPMorgan Chase Bank, N.A.). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights ("nominated persons") does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom they was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, they may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. The return of a completed form of proxy, other such instrument or any CREST proxy Instruction will not prevent a member attending the AGM and voting in person. Shareholders with registered shares in their own name or holding their shares through the Shell Corporate Nominee ɤ Registered holders of shares or shareholders who hold their shares in the Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. ɤ Entitlement to attend and vote at the AGM will be determined by reference to the Company's Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Shell Corporate Nominee no later than 18:30 (UK time), 19:30 (Dutch time) on Friday May 15, 2026. A shareholder's voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Shell Corporate Nominee at 18:30 (UK time), 19:30 (Dutch time), two working days before the date of the adjourned AGM. ɤ A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Shell Corporate Nominee, Voting Instruction Forms, must reach the Company's Registrar no later than 11:00 (UK time), 12:00 (Dutch time ) on Friday May 15, 2026. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. ɤ If a shareholder wishes to appoint multiple proxies, they should contact the Registrar on +44 (0)800 169 1679 to obtain an additional Proxy Form or, in the case of a participant in the Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy their Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, they must ensure that no more than one proxy is appointed in relation to any share. ɤ If a shareholder does not specify how they want the proxy to vote on the particular resolutions, the proxy may vote or abstain as they see fit. A proxy may also vote or abstain as they see fit on any other business which properly comes before the AGM. ɤ If shares are held through the Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. ɤ If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the Company's Register of Members. Persons holding their shares through Euroclear Nederland (via banks or brokers) Persons holding their shares through Euroclear Nederland via banks and brokers are not included in the Company's Register of Members – such shares are included in the Register of Members under the name of Euroclear Nederland. If persons who hold their shares through Euroclear Nederland wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear Nederland accordingly. To do this, such persons are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, such persons can choose such options electronically by accessing the website abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 11:00 (UK time), 12:00 (Dutch time) on Friday May 15, 2026. Any instruction, whether by hard copy or by electronic means, must be received by this time. Persons holding their shares through Euroclear Nederland and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Persons holding their shares through third party agents or nominees (other than the Shell Corporate Nominee) If your Shares are held by a third party agent or nominee, you are urged to speak directly to them about how to exercise the votes that attach to those Shares and/or how to attend the Annual General Meeting. Shell Notice of Annual General Meeting 2026 17 17 Shell Notice of Annual General Meeting 2026

Shareholder notes continued Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the ADS Depositary, JPMorgan Chase Bank, N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The ADS Depositary, JPMorgan Chase Bank, N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. Corporate representatives Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM webcast You may either: i) simply watch the AGM via the webcast which will be broadcast live at 11:00 (UK time), 12:00 (Dutch time), on the day of the AGM; or ii) digitally attend and participate in the AGM by registering through an electronic platform ("digitally attending"). See pages 21 to 22 for further details. Watching the AGM Webcast If you are unable to attend the AGM in person, you can watch the webcast, which will be broadcast live at 11:00 (UK time), 12:00 (Dutch time), on the day of the AGM. Shareholders who wish to simply follow the AGM via the webcast should go to shell.com/ AGM/webcast and follow the online instructions. This webcast is not interactive, and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast for viewing only will be for information only. Unlike digitally attending and participating, those simply watching the webcast will not be regarded as formally present at the meeting nor will arrangements be made for them to vote, submit questions by text or speak at the meeting via any such webcast. The webcast may include the Question and Answer session with shareholders present at the AGM, as well as background shots of those present in the auditorium. Digitally attending the AGM Shareholders who wish to register to digitally attend and participate (including by voting) in the AGM should go to shell.lumiconnect.com/100 - 451 - 236 - 729 and refer to pages 21 to 22 for further details. 4. Electronic voting and proxy appointment Registered shareholders and those who hold their shares through the Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy may do so by accessing the website shareview.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: ɤ This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. ɤ This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM and vote on behalf of the shareholder. ɤ No special software is required in addition to internet access. ɤ An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via shareview.co.uk and will not be accepted if found to contain a virus. ɤ To register a proxy appointment online, you first need to create your own Shareview Portfolio. Please go to shareview.co.uk and enter the requested information to do so. It is important that shareholders register for a Shareview Portfolio with enough time to complete the registration and authentication processes. ɤ Once you have set up your Shareview Portfolio, you will be able to register a proxy appointment. Please click 'View' on the 'My Investments' page and then click on 'Vote online' and follow the on - screen instructions. ɤ The final time for receipt of proxies is 11:00 (UK time), 12:00 (Dutch time) on Friday May 15, 2026 or, if the meeting is adjourned, by the time which is 48 hours before the time of the adjourned meeting (excluding any part of a day that is not a working day). You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. ɤ If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted . 5. CREST electronic proxy appointment CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual (available via euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA19) by the latest time(s) for receipt of proxy appointments specified in this Notice (11:00 (UK time), 12:00 (Dutch time) on Friday May 15, 2026), or, if the meeting is adjourned, by the time which is 48 hours before the time of the adjourned meeting (excluding any part of a day that is not a working day)). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. 18 Shell Notice of Annual General Meeting 2026 18 Shell Notice of Annual General Meeting 2026

Shareholder notes continued The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. Proxymity electronic proxy appointment If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to proxymity.io . Your proxy must be lodged by 11:00 (UK time) on Friday May 15, 2026 in order to be considered valid, or, if the meeting is adjourned, by the time which is 48 hours before the time of the adjourned meeting (excluding any part of a day that is not a working day). Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them, and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote. 7. Audit concerns Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company's Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 8. Shareholders' right to ask questions The Company will be accepting shareholders' questions at the AGM from those attending. Specific directions on how to ask a question for those attending digitally will be provided once you have accessed the meeting via shell.lumiconnect.com/100 - 451 - 236 - 729 . The Company must cause to be answered any question taken at the AGM relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. The Chair has discretion not to answer, digitally display or read out questions that are deemed to be undesirable in the interests of the Company or the good order of the meeting (including inappropriate and/or offensive questions). See also "How to ask a question" on page 20. 9. Shareholders' rights under Sections 338 and 338 A of the Companies Act 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 6, 2026, being the date six clear weeks before the AGM, or if later, the time at which Notice of the AGM is given and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 10. Electronic publication A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at shell.com/AGM . 11. Electronic addresses Shareholders may not use any electronic address in this Notice or any related documents (including the Chair's Letter or Proxy Forms) to communicate with the Company about proceedings at the 2026 AGM or the contents of this Notice other than for expressly stated purposes. 12. Shares and voting rights The total number of Shell plc ordinary shares in issue as at March 10, 2026, is 5,655,565,629 ordinary shares. The ordinary shares carry one vote each. The Company holds no shares in treasury. 13. Documents available for inspection The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded and as allowed by law), will also be available for inspection at the AGM in person, or digitally for those attending via the Lumi Global platform, from 10:00 (UK time) on the day of the AGM: (i) a copy of each Executive Director's contract of service; (ii) a copy of each Non - executive Director's letter of appointment; and (iii) a copy of the buyback contracts relating to Resolution 21, off - market share buybacks. Shareholders should note that item (iii) will not remain available for inspection at the Company's registered office after the date of the AGM. Shell Notice of Annual General Meeting 2026 19 19 Shell Notice of Annual General Meeting 2026

Attendance arrangements Location, date and time The AGM is currently scheduled to be held digitally via the Lumi Global electronic meeting platform, and at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom on Tuesday May 19, 2026 at 11:00 (UK time) and 12:00 (Dutch time). Registration is open from 09:30 (UK time) and 10:30 (Dutch time). How to ask a question Attending in person There will be a dedicated question point located in the main auditorium. Ushers will be available to direct you to the question point and you will be directed where to sit ahead of raising your question. Attending digitally Only those shareholders that digitally attend the meeting via shell.lumiconnect.com/ 100 - 451 - 236 - 729 will be able to participate in the Question and Answer session. Specific details on how to ask a question will be provided once you have access to the AGM, on Tuesday May 19, 2026. Voting All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to attend the AGM, have their votes taken into account. Refreshments Tea and coffee will be served before the AGM. How to get there By public transport By underground: Take the Piccadilly Line to Heathrow Terminal 5. Then follow signs on Arrivals level for the Sofitel London Heathrow directing you to the lifts and footbridge taking you directly to the hotel. By train: Take the Heathrow Express Train or Elizabeth Line to Heathrow Terminal 5. Then follow signs on Arrivals level for the Sofitel London Heathrow directing you to the lifts and footbridge taking you directly to the hotel. By road From North – M1/M40/M11 – M25 then exit at Junction 14 signposted to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow. From South – M3/M23 - M25 then exit at Junction 14 to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow. From East – exit at Junction 4 from the M4 signposted to Heathrow Terminal 5 and then follow signs for Sofitel London Heathrow. From West – M 4 - M 25 , then exit at Junction 14 to Heathrow Terminal 5 and follow signs for Sofitel London Heathrow . Parking There is a car park located underneath the Sofitel London Heathrow. Parking charges apply, and payment will need to be made at the reception desk. The Sofitel London Heathrow is located outside of the London Congestion Charge Zone, but is inside the Ultra Low Emission Zone. There is also limited paid parking available in the Heathrow Terminal 5 short stay parking. Step - free access is available from Heathrow Terminal 5 to the meeting venue . Shareholders with special needs There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Security There will be a security check in the reception area at the venue. A routine bag search will be undertaken and all bags must be put in the cloakroom. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the meeting. Any items, including clothing, that could be used to disrupt the good order of the meeting, or could be taken as an indication of intent to disrupt, are prohibited and attendees in possession of these items may be denied entry. Body searches may also be in operation. You should arrive early to allow time to pass through security before the meeting starts. The use of mobile phones, other electrical equipment and cameras will not be permitted within the meeting room. We strongly suggest that you do not bring larger devices, such as tablets and laptops, as these will be required to be stored in the cloakroom. The safety of those in attendance will always be prioritised. Therefore, behaviour that may interfere with anyone's security or safety or the good order of the meeting (whether physical, verbal or otherwise) will not be tolerated. Anyone who does not comply with what the Chair considers to be the good order of the meeting may be removed from the meeting without warning. Anyone attempting to take photos, film or record the proceedings may be asked to leave. For the health, safety and security of all attending, there are surveillance cameras inside and outside of the event and our security personnel will be wearing body cameras. Your personal data We process personal data of those attending the AGM. This includes recording of the webcasts and interaction with the attendees. We have arranged for photographs to be taken throughout the premises. These will be held for no longer than 10 years after the AGM. As noted above, surveillance and body cameras will be used for safety and security purposes during the AGM. Your personal data may be disclosed to law enforcement, government authorities, courts and/or other relevant third parties for the purposes of civil or criminal proceedings. You can find further information about how the Shell group manages your personal data here: shell.com/privacy . 20 Shell Notice of Annual General Meeting 2026 20 Shell Notice of Annual General Meeting 2026

How to join the meeting digitally

Meeting ID: 100-451-236-729

Meeting access
To access the meeting visit shell.lumiconnect.com/100-451-236-729. This can be accessed online using the latest version of Chrome, Firefox and Edge on your PC, laptop, tablet or smartphone. Please note the internet browsers Safari and Internet explorer are not compatible.

You may be prompted to enter the Meeting ID shown above. You will then be required to enter a login which is your:

(a) **Shareholder Reference Number (SRN);** and

(b) **PIN (being the first two and last two digits of your SRN).**

Your personalised SRN is printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the Company's registrar, Equiniti, using the details set out at the bottom of this page.

Duly appointed proxies and corporate representatives:

Following receipt of a valid appointment please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time. Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).


Meeting ID
Join Meeting
Shell Annual General Meeting 2026
SRN
PIN
Sign in
LUMI

If you are unable to access your SRN and PIN, please contact the Company's registrar Equiniti by emailing: hybrid.help@equiniti.com. To avoid any delays accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.

Mailboxes are monitored 09:00 to 17:00 (UK time) Monday to Friday (excluding public holidays in England and Wales).

Requirements
An active internet connection is required at all times in order to participate in the meeting. It is the user's responsibility to ensure you remain connected for the duration of the meeting.

Webcast
The live webcast will include the Question and Answer session with digitally attending shareholders. The webcast will also be broadcast to interested parties via the Shell website.

Shell Notice of Annual General Meeting 2026 21

How to join the meeting digitally continued 22 Shell Notice of Annual General Meeting 2026 Broadcast If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. Voting Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar . From here, the resolutions and voting choices will be displayed . To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the Chair has opened voting, you can vote at any time during the meeting until the Chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions Questions for the Board can be submitted to the Board on the day through the Lumi Global platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the AGM once you are logged into the Lumi Global platform. Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic. 22 Shell Notice of Annual General Meeting 2026

Shell Notice of Annual General Meeting 2026 23 23 Shell Notice of Annual General Meeting 2026

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